Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166765

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated February 3, 2011

PROSPECTUS SUPPLEMENT

(To prospectus dated June 14, 2010)

8,000,000 Shares

DHT HOLDINGS, INC.

Common Stock

We are offering 8,000,000 shares of our common stock pursuant to this prospectus supplement.

Our common stock is quoted on The New York Stock Exchange under the symbol “DHT.” The last reported sale price of our common stock on February 2, 2011 was $5.12 per share.

Investing in our common stock involves risk. Before buying any shares you should carefully read the sections entitled “Risk Factors” beginning on page S-4 of this prospectus supplement and page 11 of the accompanying prospectus.

The underwriters are offering the shares of common stock as set forth under “Underwriting.”

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds before expenses to DHT Holdings, Inc.	$	$

We have granted the underwriters an option to purchase up to an additional 1,200,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about                     , 2011.

UBS Investment Bank	BofA Merrill Lynch	Citi

Dahlman Rose & Company

The date of this prospectus supplement is                     , 2011.

PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the description of our securities in this prospectus supplement differs from the description of our securities in the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. The distribution of this prospectus and sale of these securities in certain jurisdictions may be restricted by law. Persons in possession of this prospectus supplement or the accompanying prospectus are required to inform themselves about and observe any such restrictions. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

SUMMARY

Before investing in our common stock, you should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference for a more complete understanding of our business and this offering. You should pay special attention to the sections entitled “Risk Factors” beginning on page S-4 of this prospectus supplement and page 11 of the accompanying prospectus. Unless we specify otherwise, all references and data in this prospectus supplement to our “business,” our “vessels” and our “fleet” refer to the seven vessels comprising our initial fleet (our “Initial Vessels”) that we acquired simultaneously with the closing of our initial public offering, or “IPO,” on October 18, 2005 and the two Suezmax tankers, or “Suezmaxes,” that we acquired subsequent to our IPO. Unless we specify otherwise, all references in this prospectus supplement to “we,” “our,” “us” and “our company” refer to DHT Holdings, Inc. and its subsidiaries. The shipping industry’s functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars. All references in this prospectus supplement to “$” and “dollars” refer to U.S. dollars.

Our Company

We operate a fleet of crude oil tankers. As of February 3, 2011, our fleet consisted of three very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” two Suezmaxes, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt. Our fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt and an average age of approximately 11 years as of February 3, 2011.

We acquired our Initial Vessels from subsidiaries of Overseas Shipholding Group, Inc., or “OSG,” on October 18, 2005 in exchange for cash and shares of our common stock and have time chartered these seven vessels back to certain subsidiaries of OSG. Each time charter for our Initial Vessels may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of four, six or eight years, depending on the vessel, from the initial expiration date. In addition, on December 4, 2007 and January 28, 2008, we acquired our two Suezmaxes, the Overseas Newcastle and the Overseas London, respectively, in exchange for cash and have bareboat chartered these vessels to certain subsidiaries of OSG.

Our strategy is to employ our vessels in a combination of charters with stable cash flow and market exposure. In addition, as of December 31, 2010, the majority of our charter arrangements include a profit sharing component that gives us the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. As of February 3, 2011, seven of the nine vessels in our fleet were operated in the Tankers International Pool, the Suezmax International Pool and the Aframax International Pool and we expect our potential to earn additional hire will benefit from the higher utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.

Recent Developments

In December 2010, we acquired a VLCC built in 1999 at the Daewoo shipyard for $55.0 million. We expect the vessel will be delivered during the first quarter of 2011. We expect to employ the vessel in the Tankers International Pool. This vessel has a carrying capacity of approximately 307,000 dwt.

Corporate Information

DHT Maritime, Inc., or “Maritime,” was incorporated under the name of Double Hull Tankers, Inc., or “Double Hull,” in April 2005 under the laws of the Marshall Islands. In June 2008, Double Hull’s stockholders voted to approve an amendment to Double Hull’s articles of incorporation to change its name to DHT Maritime, Inc. On February 12, 2010, DHT Holdings, Inc. was incorporated under the laws of the Marshall Islands. On March 1, 2010, Maritime effected a series of transactions, or the “2010 Transactions,” that resulted in DHT Holdings, Inc. becoming the publicly held parent company of Maritime. As a result, DHT Holdings, Inc. became the successor issuer to Maritime pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” In connection with the 2010 Transactions, each stockholder of Maritime common stock on March 1, 2010 received one share of DHT Holdings, Inc. common stock for each share of Maritime common stock held by such stockholder on such date. Following the 2010 Transactions, shares of Maritime no longer trade on The New York Stock Exchange, or the “NYSE.” Instead, shares of DHT Holdings, Inc. common stock now trade on the NYSE under the ticker symbol “DHT,” which is the same ticker symbol under which Maritime was quoted.

Our principal executive offices are located at 26 New Street, St. Helier, Jersey, Channel Islands, JE2 3RA and our telephone number at that address is +44 (0) 1534 639759. Our website address is www.dhtholdings.com. The information on our website is not a part of this prospectus. We own each of the vessels in our fleet through wholly-owned subsidiaries incorporated under the laws of the Marshall Islands.

The Offering

Issuer	DHT Holdings, Inc., a Marshall Islands corporation.

Common stock offered in this offering	8,000,000 shares. 9,200,000 shares if the underwriters exercise their overallotment option in full.

Common stock to be outstanding after this offering	56,921,961 shares, assuming no exercise by the underwriters of their overallotment option.

58,121,961 shares, assuming exercise by the underwriters of their overallotment option in full.

Use of proceeds	We estimate that the net proceeds from this offering, after deducting the underwriting discount and estimated expenses relating to this offering payable by us, will be approximately $38.5 million. This amount is based on an assumed public offering price of $5.12, the last reported sale price of our common stock on the NYSE on February 2, 2011, assuming no exercise of the underwriters’ overallotment option. We plan to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, vessel acquisitions, business acquisitions or other strategic alliances, reduction of outstanding borrowings, capital expenditures and working capital.

NYSE Symbol	“DHT”

Risk Factors	See “Risk Factors” beginning on page S-4 of this prospectus supplement and page 11 of the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the risk factors below, those appearing under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2009, as amended by Amendment No. 1 to Form 20-F filed with the Commission on January 31, 2011 (the “2009 Form 20-F”), incorporated herein by reference, as well as the other information contained in this prospectus supplement, the accompanying base prospectus and the other documents incorporated herein by reference, before making an investment in our common stock. Some of the risks relate principally to us and our business and the industry in which we operate. Other risks relate principally to the securities market and ownership of our shares. If any of the circumstances or events described below, in the 2009 Form 20-F, or elsewhere in this prospectus actually arise or occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such a case, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Relating To Our Company

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the trading price of our shares of common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

When a tanker changes ownership and/or technical management, it may lose customer approvals.

Many major users of seaborne oil transportation services will require vetting of a vessel before it is approved to service their account. This represents a risk to our company as it may be difficult to efficiently employ the vessel until such vettings are in place.

Certain adverse U.S. federal income tax consequences could arise for U.S. stockholders.

A foreign corporation will be treated as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, U.S. holders who are individuals would not be eligible for the maximum 15% preferential tax rate on qualified dividends.

Based on our operations we believe that it is more likely than not that we are not currently a PFIC. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that it is more likely than not that our income from our time chartering activities does not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income earned in connection with the performance of services. The U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Internal Revenue Code of 1986, as amended, or the “Code,” income derived from certain time chartering activities should be treated as rental income rather than services income. In recent guidance, however, the Internal Revenue Service, or the “IRS,” states that it disagrees with the holding of the Fifth Circuit case, and specifies that time charters should be treated as services income. We have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with the position that we are not a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, no assurance can be given that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. The 15% maximum tax rate for individuals would not be available for this calculation. See “Tax Considerations” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

In addition, even if we are not a PFIC, under legislation which was proposed (but not enacted) in a previous session of Congress, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. individuals would not be eligible for the 15% tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us, and therefore that dividends paid by us would not be eligible for the 15% tax rate, because we are incorporated in the Marshall Islands.

Risks Relating To Our Industry

Vessel values and charter rates are volatile. Significant decreases in values or rates could adversely affect our financial condition and results of operations.

The tanker industry historically has been highly cyclical. If the tanker industry is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of the charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the conditions in the tanker market at that time. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Vessel values rose in the beginning of 2010, but began to decline again as the spot freight market decreased over the summer due primarily to the re-entry into the trading fleet of several tankers that had been in floating storage.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden. For example, in November 2008, the M/V Sirius Star, a tanker not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million at the time of its capture. If these pirate attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was categorized in May 2008, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, including the payment of any ransom we may be forced to make, which could have a material adverse effect on us. In addition, any of these events may result in a loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the underwriting discount and estimated expenses relating to this offering payable by us, will be approximately $38.5 million. This amount is based on an assumed public offering price of $5.12 per share, the last reported sale price of our common stock on the NYSE on February 2, 2011, assuming no exercise of the underwriters’ overallotment option. We plan to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, vessel acquisitions, business acquisitions or other strategic alliances, reduction of outstanding borrowings, capital expenditures and working capital.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, a $0.50 increase (decrease) in the assumed public offering price of $5.12 per share (the last reported sale price of our common stock on the NYSE on February 2, 2011) would increase (decrease) our expected net proceeds by approximately $3.8 million.

CAPITALIZATION

The following table sets forth, as of December 31, 2010, our historical capitalization and our as adjusted capitalization, which is adjusted to give effect to the issuance and sale of 8,000,000 shares of our common stock pursuant to this offering at an assumed public offering price of $5.12 per share, the last reported sale price of our common stock on the NYSE on February 2, 2011.

The table below is derived from, and should be read in conjunction with, our consolidated financial statements and the notes thereto contained in our interim report on Form 6-K filed with the U.S. Securities and Exchange Commission, or the “Commission,” on January 31, 2011 (our “January 2011 6-K”) and incorporated herein by reference. You should also read this table in conjunction with the section of our January 2011 6-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010.”

($ in thousands)	As of December 31, 2010
	Historical	As Adjusted(1)(2)
Cash and cash equivalents	$58,569	$97,112

Current installments of long-term debt	—	—
Long-term debt	265,231	265,231
Preferred stock, $0.01 per value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 48,921,961 shares issued and outstanding (Historical), 56,921,961 (As Adjusted)	487	567
Paid-in additional capital	240,537	279,000
Retained earnings/(deficit)	(42,188)	(42,188)
Accumulated other comprehensive income (loss)	(2,495)	(2,495)

Total stockholders’ equity	196,341	234,884

Total capitalization	$461,572	$500,115

(1)	Assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same, after deducting the estimated underwriting discounts and commissions and other estimated offering expenses totaling $2,417, a $0.50 increase (decrease) in the assumed public offering price of $5.12 per share (the last reported sale price of our common stock on the NYSE on February 2, 2011) would increase (decrease) our total capitalization and total stockholders’ equity by approximately $3.8 million.
(2)	Does not include any adjustment for the cash dividend of $0.10 per share declared by us for the fourth quarter of 2010, payable on February 11, 2011, for shareholders of record as of February 4, 2011.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.” As of December 31, 2010, there were 48,921,961 shares of our common stock outstanding.

The following tables sets forth, for the periods indicated, the high and low closing sales prices for our common stock, as reported on the NYSE composite transaction tape, and quarterly dividend paid per share of our common stock. The last reported sale price of our common stock on the NYSE on February 2, 2011 was $5.12 per share.

	Price Range		Dividend per Share
	High	Low
Year ended December 31, 2009
First Quarter	6.74	3.84	0.25
Second Quarter	5.77	3.70	—
Third Quarter	5.38	3.65	—
Fourth Quarter	4.23	3.39	—
Year ended December 31, 2010
First Quarter	4.22	3.51	0.10
Second Quarter	4.89	3.84	0.10
Third Quarter	4.39	3.78	0.10
Fourth Quarter	4.82	4.07	0.10
Year ending December 31, 2011
First Quarter(1)	5.12	4.68	—

	Price Range
	High	Low
Year ended:
December 31, 2010	4.89	3.51

Month ended:
August 31, 2010	4.25	3.82
September 30, 2010	4.13	3.78
October 31, 2010	4.30	4.07
November 30, 2010	4.74	4.32
December 31, 2010	4.82	4.31
January 31, 2011	5.11	4.68

(1)	For the period commencing January 1, 2011 through February 2, 2011.

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered. Under both the old and new ship management agreements for our Initial Vessels and under the bareboat charters for our Suezmaxes, Tanker Management and the bareboat charterers, respectively, have assumed technical management responsibility for our fleet, including compliance with all government and other regulations. If our ship management agreements with Tanker Management terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein and any costs associated with such compliance. However, in such event, we may be unable to hire another party to perform these and other services, and we may incur substantial costs to comply with environmental requirements.

A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. With respect to our Initial Vessels and our Suezmaxes, Tanker Management and the bareboat charterers, respectively, are required to maintain operating standards for all of our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the recent Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

In April 2001, the IMO adopted regulations under the International Convention for the Prevention of Pollution from Ships, or “MARPOL,” requiring new tankers of 5,000 dwt and over, contracted for construction since July 6, 1993, to have double hull, mid-deck or equivalent design. At that time, the regulations also required the phase-out of non-double hull tankers by 2015, with tankers having double sides or double bottoms permitted to operate until the earlier of 2017 or when the vessel reaches 25 years of age. Existing single hull tankers were required to be phased out unless retrofitted with double hull, mid-deck or equivalent design no later than 30 years after delivery. These regulations were adopted by over 150 nations, including many of the jurisdictions in which our tankers operate. Subsequent amendments to the MARPOL regulations accelerated the phase out of single hull tankers to 2005 for Category I vessels and 2010 for Category II and III vessels. Category I vessels are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are pre-MARPOL Segregated Ballast Tanks, or “SBT” tankers. Category II tankers are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are post-MARPOL SBT tankers. Category III tankers are tankers above 5,000 dwt, but below the deadweight specified for Category I and II tankers above. The IMO may adopt additional regulations in the future that could further restrict the operation of single hull vessels. All of our tankers are double-hulled and are thus not subject to phase-out under existing IMO regulations.

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. All of our vessels are currently compliant with these regulations. In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect. The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or ECAs. The United States ratified these Annex VI amendments in October 2008, thereby rendering its emissions standards equivalent to IMO requirements. Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

Under the International Safety Management Code, or “ISM Code,” promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Tanker Management and the charterers of the Overseas Newcastle and the Overseas London will rely upon their respective safety management systems.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. All requisite documents of compliance have been obtained with respect to the operators of all our vessels and safety management certificates have been issued for all our vessels for which the certificates are required by the IMO. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the ship-owner or charterer to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the “1969 Convention.” Some of these countries have also adopted the 1992 Protocol to the 1969 Convention, or the “1992 Protocol.” Under both the 1969 Convention and the 1992 Protocol, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. These conventions also limit the liability of the shipowner under certain circumstances. As these conventions calculate liability in terms of a basket of currencies, the figures in this section are converted into U.S. dollars based on currency exchange rates on February 3, 2010. Under the 1969 Convention, except where the owner is guilty of actual fault, its liability is limited to $207 per gross ton (a unit of measurement for the total enclosed spaces within a vessel) with a maximum liability of $21.8 million. Under the 1992 Protocol, the owner’s liability is limited except where the pollution damage results from its personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Under the 2000 amendments to the 1992 Protocol, which became effective on November 1, 2003, liability is limited to approximately $7.0 million plus $980 for each additional gross ton over 5,000 for vessels of 5,000 to 140,000 gross tons, and approximately $139.5 million for vessels over 140,000 gross tons, subject to the exceptions discussed above for the 1992 Protocol.

In addition, IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention, in February 2004. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, the IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and these costs may be material.

IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans, or “SOPEPs.” Periodic training and drills for response personnel and for vessels and their crews are required. In addition to SOPEPs, Tanker Management and the charterers of the Overseas Newcastle and the Overseas London have adopted Shipboard Marine Pollution Emergency Plans for our vessels, which cover potential releases not only of oil but of any noxious liquid substances.

U.S. Requirements

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the OPA, and the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA.” OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our business operations.

Under OPA, vessel owners, operators and bareboat or demise charterers are “responsible parties” who are liable, without regard to fault, for all containment and clean-up costs and other damages, including property and natural resource damages and economic loss without physical damage to property, arising from oil spills and pollution from their vessels.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker, such as our vessels, that is over 3,000 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA for a release or incident involving a release of hazardous substances is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence, willful misconduct, refusal to report the incident or refusal to cooperate and assist in connection with oil removal activities. In addition, in response to the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in both houses of the U.S. Congress to increase the limits of OPA liability for all vessels.

OPA specifically permits individual U.S. coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the Act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the aggregate limits of liability described above for OPA and CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. Tanker Management and the charterers of the Overseas Newcastle and the Overseas London have provided the requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

With respect to our Initial Vessels and our Suezmaxes, Tanker Management and the bareboat charterers, respectively, have arranged insurance for each of our tankers with pollution liability insurance in the amount of $1 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business, on the charterer’s business, which could impair the charterer’s ability to make payments to us under our charters, and on Tanker Management’s business, which could impair Tanker Management’s ability to manage our Initial Vessels.

Under OPA, oil tankers as to which a contract for construction or major conversion was put in place after June 30, 1990 are required to have double hulls. In addition, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters starting in 2015. All of our vessels have double hulls.

OPA also amended the federal Water Pollution Control Act, or “Clean Water Act,” to require owners and operators of vessels to adopt vessel response plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required.

Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. With respect to our Initial Vessels and our Suezmaxes, Tanker Management and the bareboat charterers, respectively, are responsible for ensuring our vessels comply with any additional regulations.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal and remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted laws that impose strict liability for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In April 2010, the EPA adopted new emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply beginning in 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (NOx) will apply beginning in 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. Under regulations that became effective in July 2009, vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters must use marine gas oil with a sulfur content equal to or less than 1.5% and marine diesel oil with a sulfur content equal to or less than 0.5%. Effective January 1, 2012, all marine fuels must have sulfur content equal to or less than 0.1% (1,000 ppm).

The MEPC has designated the area extending 200 miles from the United States and Canadian territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments. The new ECA will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

European Union Tanker Restrictions

The European Union has adopted legislation that will: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports from January 1, 2010.

The sinking of the oil tanker Prestige in 2002 has led to the adoption of other environmental regulations by certain European Union Member States. It is difficult to predict what legislation or additional regulations, if any, may be promulgated by the European Union in the future.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. A new treaty could be adopted in the future, however, that includes restrictions on shipping emissions. In addition, the IMO is, however, evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In addition, the European Union has indicated that it intends to consider an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, if such emissions were not regulated through the IMO (or the UNFCCC) by December 31, 2010, which did not occur. In the United States, the EPA promulgated regulations in May 2010 that regulate certain emissions of greenhouse gases. Although these regulations do not cover greenhouse gas emissions from vessels, the EPA may decide in the future to regulate such emissions and has already been petitioned by the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

As of July 1, 2004, all ships involved in international commerce and the port facilities that interface with those ships must comply with the new International Code for the Security of Ships and of Port Facilities, or “ISPS Code.” The ISPS Code, which was adopted by the IMO in December 2002, provides a set of measures and procedures to prevent acts of terrorism, which threaten the security of passengers and crew and the safety of ships and port facilities. All of our vessels have obtained an International Ship Security Certificate, or “ISSC,” from a recognized security organization approved by the vessel’s flag state and each vessel has developed and implemented an approved Ship Security Plan.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of our common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the United States dollar) may be subject to special rules.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OF OUR COMMON STOCK.

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to us and stockholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

United States Federal Income Tax Considerations

This discussion is based on the Code, Treasury regulations issued thereunder, published administrative interpretations of the IRS and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.

Taxation of Operating Income: In General

Our subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes. As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

Unless exempt from United States federal income taxation under the rules contained in Section 883 of the Code (discussed below), a foreign corporation is subject to United States federal income taxation on its shipping income that is treated as derived from sources within the United States, referred to as “United States source shipping income.” For these purposes “shipping income” means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses. For tax purposes, United States source shipping income includes (i) 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States and (ii) 100% of shipping income that is attributable to transportation that both begins and ends in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions, as described below. We have not, nor do we believe we will, engage in transportation that produces income which is considered to be 100% from sources within the United States.

Exemption of operating income from United States federal income taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our United States source shipping income if:

1.	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2.	either

(A)	more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, referred to as the “50% Ownership Test,” or

(B)	our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, referred to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Because shares of our common stock are traded on the NYSE, it is difficult to satisfy the 50% Ownership Test due to the widely-held ownership of our stock.

As to the Publicly-Traded Test, the regulations under Code Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. We believe that our common stock, which is, and will continue to be, the sole class of our issued and outstanding stock, is, and will continue to be, “primarily traded” on the NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires our common stock to be “regularly traded” on an established securities market. Under the regulations, our common stock is considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the “listing threshold.” The regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year). We believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests. However, even if we do not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if our common stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock. We believe this is and will continue to be the case.

Notwithstanding the foregoing, a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, referred to as the “5 Percent Override Rule.”

In order to determine the persons who actually or constructively own 5% or more of our stock, or “5% Stockholders,” we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Commission as having a 5% or more beneficial interest in our common stock. In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year.

We believe that we have satisfied and will continue to satisfy the Publicly-Traded Test and that the 5 Percent Override Rule has not been and will not be applicable to us. However, no assurance can be given that this will be the case in the future.

In any year that the 5 Percent Override Rule is triggered with respect to us, we are eligible for the exemption from tax under Section 883 only if we can nevertheless satisfy the Publicly-Traded Test (which requires, among other things, showing that the exception to the 5 Percent Override Rule applies) or if we can satisfy the 50% Ownership Test. In either case, we would have to satisfy certain substantiation requirements regarding the identity of our stockholders in order to qualify for the Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

To the extent the benefits of Section 883 are unavailable, our United States source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on its shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

—	we had, or were considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

—

substantially all of our United States source shipping income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not have, nor will we permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States source shipping income is or will be “effectively connected” with the conduct of a United States trade or business.

United States taxation of gain on sale of vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be considered to occur outside of the United States.

United States Federal Income Taxation of “United States Holders”

As used herein, the term “United States Holder” means a beneficial owner of common stock that

—

is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust,

—	owns our common stock as a capital asset, and

—	owns less than 10% of our common stock for United States federal income tax purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, we suggest that you consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies, or “PFICs,” below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends to the extent of its current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at a preferential maximum tax rate of 15% (through 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); (3) the United States Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis in a share of common stock—paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below. Any dividends out of earnings and profits we pay which are not eligible for these preferential rates will be taxed at ordinary income rates in the hands of a United States Non-Corporate Holder.

In addition, even if we are not a PFIC, under legislation which was proposed (but not enacted) in a previous session of Congress, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to United States Non-Corporate Holders would not be eligible for the 15% tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands.

Sale, exchange or other disposition of common stock

Provided that we are not a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

PFIC status and significant tax consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes. In particular, United States Non-Corporate Holders will not be eligible for the 15% tax rate on qualified dividends. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held our common stock, either

—

at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

—	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our operations we believe that it is more likely than not that we are not currently and will not be a PFIC. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that it is more likely than not that our income from our time chartering activities does not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income earned in connection with the performance of services. The U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Code, income derived from certain time chartering activities should be treated as rental income rather than services income. In recent guidance, however, the IRS states that it disagrees with the holding of the Fifth Circuit case, and specifies that time charters should be treated as services income. We have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

Under recently enacted legislation, if we were to be treated as a PFIC for any taxable year, a United States Holder would be required to file an annual report with the IRS for that year with respect to such holder’s common stock. In addition, as discussed more fully below, a United States Holder would be subject to different taxation rules depending on whether the United States Holder made an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of United States Holders making a timely QEF election

If we were a PFIC and a United States Holder made a timely QEF election, which United States Holder is referred to as an “Electing Holder,” the Electing Holder would report each year for United States federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain (which gain shall not exceed our earnings and profits for the taxable year), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Any such ordinary income would not be eligible for the preferential tax rates applicable to qualified dividend income as discussed above. The Electing Holder’s adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return. If we were treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above. Even if a United States Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, different and more adverse tax consequences would apply.

Taxation of United States Holders making a “mark-to-market” election

Alternatively, if we were treated as a PFIC for any taxable year and, as we believe, our stock is treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

A United States Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder in income.

Taxation of United States Holders not making a timely QEF or “mark-to-market” election

Finally, if we were treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

—	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

—

the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC during the Non-Electing Holder’s holding period, would be taxed as ordinary income; and

—

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were a PFIC and a Non-Electing Holder who was an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Certain of these rules would apply to a United States Holder who made a QEF election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder was a stockholder and for which the holder did not make a QEF election.

United States Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common stock (other than a partnership) that is not a United States Holder is referred to herein as a “Non-United States Holder.”

Dividends on common stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that dividend income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, exchange or other disposition of common stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

—

the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

—	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

—	fail to provide an accurate taxpayer identification number;

—	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

—	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell our common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Additional Reporting Requirements

Recently adopted legislation imposes, for taxable years beginning after March 18, 2010, new U.S. return disclosure obligations (and related penalties for failure to disclose) on United States individuals that hold certain specified foreign financial assets (which include stock in a foreign corporation). United States Holders are urged to consult with their own tax advisor regarding the possible implications of this legislation on their investment in our common stock.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, will be as follows:

Securities and Exchange Commission Registration Fee	$14,260
Financial Industry Regulatory Authority, Inc. Filing Fee	20,500
Printing and Engraving Expenses	35,000
Legal Fees and Expenses	125,000
Accountants’ Fees and Expenses	25,000
Transfer Agent’s Fees and Expenses	3,500
The New York Stock Exchange Listing Fee	38,400
Miscellaneous Costs	5,000

Total	$266,660

UNDERWRITING

We intend to offer the shares of common stock through the underwriters named below. UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint bookrunning managers of the offering and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the purchase agreement among us and the underwriters dated the date of this prospectus supplement, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of our common stock set forth opposite their names below.

Underwriter	Number of Shares
UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Dahlman Rose & Company, LLC
Total	8,000,000

The purchase agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters have agreed to purchase all the shares of common stock offered by us (other than those covered by the overallotment option described below) if they purchase any shares.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to DHT Holdings, Inc.	$	$	$

The expenses of the offering, not including the underwriting discount (and assuming no exercise of the overallotment option), are estimated at $266,660 and are payable by us.

Overallotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,200,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering overallotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

No Sales of Similar Securities

We, our executive officers and our directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., subject to limited exceptions, (1) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any common stock or any securities convertible into or exercisable or exchangeable for common stock, or warrants or other rights to purchase common stock or any such securities, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock or any securities convertible into or exercisable or exchangeable for common stock, or warrants or other rights to purchase common stock or any such securities, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) publicly announce an intention to effect any transaction specified in clauses (1) or (2) above. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. However, in the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90 day lock-up period and ends on the last day of the 90 day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 90 day lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 90 day lock-up period, then in either case the expiration of the 90 day lock-up period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date of the release of the earnings results or the material news or the occurrence of the material event, as applicable, unless UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. waive, in writing, such an extension. At any time and without public notice, UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. may in their discretion release all or some of the securities from these lock-up agreements.

This lock-up provision only applies to common stock or any securities convertible into or exercisable or exchangeable for common stock, or warrants or other rights to purchase common stock or any such securities. It also applies to common stock or such other securities owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NYSE Listing

Our common stock is listed on the NYSE under the symbol “DHT.”

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of our common stock in excess of the number of shares to be purchased by underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the website maintained by the underwriters. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Other than the prospectus in electronic format, the information on the underwriters’ respective websites and any information contained in any other website maintained by any of the underwriters are not part of this prospectus supplement or the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Other Relationships

From time to time, the underwriters and their affiliates have, directly or indirectly, provided investment and commercial banking or financial advisory services to us, for which they have received fees and commissions, and expect to provide these services to us and others in the future, for which they expect to receive fees and commissions.

NOTICE TO INVESTORS

Notice To Prospective Investors In The European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a)    to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

b)    to any legal entity which has two or more of: (1) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, its last two) annual or consolidated accounts;

c)    to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

d)    in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice To Prospective Investors In The United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice To Prospective Investors In Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the shares with a view to distribution.

Notice To Prospective Investors In Greece

The securities offered hereby have not been approved by the Hellenic Capital Markets Commission for distribution and marketing in Greece. This document and the information contained herein do not and shall not be deemed to constitute an invitation to the public in Greece to purchase our securities. The securities offered hereby may not be advertised, distributed, offered or in any way sold in Greece except as permitted by Greek law.

Notice To Prospective Investors In Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities offered hereby.

The securities offered hereby are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities offered hereby has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities offered hereby, you will not transfer any interest in the securities offered hereby to any person in Australia other than to a wholesale client.

Notice To Prospective Investors In Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities offered hereby which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice To Prospective Investors In Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice To Prospective Investors In Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore, and in Singapore the offer and sale of our securities is made pursuant to exemptions provided in Sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in Section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person:

a)    by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)    for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of which is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1)    to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person as defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)    where no consideration is given for the transfer; or

(3)    where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Notice To Prospective Investors In The Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered hereby should conduct their own due diligence on such securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of our common stock offered hereby and certain other matters relating to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C. Certain other legal matters relating to United States law will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Seward & Kissel, LLP.

EXPERTS

The consolidated financial statements of DHT Holdings, Inc. as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 appearing in DHT Holdings, Inc.’s Report on Form 6-K filed with the Commission on January 31, 2011, and the effectiveness of DHT Holdings, Inc.’s internal control over financial reporting as of December 31, 2010, have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of DHT Maritime, Inc. as of December 31, 2009 and 2008 and January 1, 2008, and for each of the two years in the period ended December 31, 2009, appearing in Amendment no. 1 to DHT Holdings, Inc.’s Annual Report on Form 20-F/A filed with the Commission on January 31, 2011, and the effectiveness of DHT Maritime, Inc.’s internal control over financial reporting as of December 31, 2009, have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the Commission a registration statement on Form F-3 under the Securities Act of 1933, as amended, with respect to the offer and sale of securities pursuant to this prospectus. This prospectus supplement and the accompanying prospectus, filed as a part of the registration statement, do not contain all of the information set forth in the registration statement. The registration statement includes and incorporates by reference additional information and exhibits. Statements made in this prospectus supplement or the accompanying prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the common stock offered by this prospectus supplement and the accompanying prospectus and DHT Holdings, Inc., reference is made to the registration statement.

We are subject to the information and periodic reporting requirements of the Exchange Act and we file periodic reports and other information with the Commission. These periodic reports and other information are available for inspection and copying at the Commission’s public reference facilities and the web site of the Commission referred to above. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but we are required to furnish certain proxy statements to stockholders under NYSE rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act: (i) our 2009 Form 20-F, (ii) our interim report on Form 6-K, filed with the Commission on January 31, 2011, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed and (iii) our registration statement on Form 8-A, filed with the Commission on October 7, 2005.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain interim reports on Form 6-K that we furnish to the Commission after the date of this prospectus (but only if such interim reports state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus supplement or the accompanying prospectus.

We will provide, free of charge upon written or oral request, to each person to whom this prospectus is delivered, including any beneficial owner of the securities, a copy of any or all of the information that has been incorporated by reference into this prospectus, but which has not been delivered with the prospectus. Requests for such information should be made to us at the following address:

26 New Street

St. Helier

Jersey JE2 3RA

Channel Islands

Phone: +44 (0) 1534 639759

Email: info@dhtholdings.com

You should assume that the information appearing in this prospectus supplement and any accompanying prospectus, as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

Prospectus

$200,000,000

Through this prospectus, we may periodically offer:

•	our common stock;

•	our preferred stock; and

•	our debt securities.

We may from time to time offer and sell the securities directly or through agents, underwriters or broker-dealers at prices and on terms to be determined at the time of sale. These sales may be made on The New York Stock Exchange or other national security exchanges on which our common stock is then traded, in the over-the-counter market or in negotiated transactions. See the section entitled “Plan of Distribution” on page 13 of this prospectus. To the extent required, the names of any agent, underwriter or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement, which will accompany this prospectus. The prices and other terms of the securities that we will offer will be determined at the time of their offering and will be described in a prospectus supplement. A prospectus supplement may also add, update or change information contained in this prospectus.

Our common stock is listed on The New York Stock Exchange under the symbol “DHT.”

Investing in our securities involves risk. Before buying any securities you should carefully read the section entitled “Risk Factors” on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 14, 2010.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction or state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the Securities Exchange Commission, or the “Commission,” using a shelf registration process. Under the shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $200 million. This prospectus provides you with a general description of the securities that may be offered by us. Each time we sell securities, we are required to provide you with this prospectus, as well as a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those particular securities. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement. You should read both this prospectus and any prospectus supplement, together with all additional information described in the section entitled “Where You Can Find Additional Information” on page 34 of this prospectus.

This prospectus does not contain all the information provided in the registration statement we have filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described in the section entitled “Where You Can Find Additional Information” on page 34 of this prospectus.

PROSPECTUS SUMMARY

Before investing in our securities, you should carefully read this prospectus, any accompanying prospectus supplement and the documents incorporated by reference for a more complete understanding of our business and this offering. You should pay special attention to the section entitled “Risk Factors” on page 11 of this prospectus, as well as our financial statements and the related notes.

Unless we specify otherwise, all references and data in this prospectus to our “business,” our “vessels” and our “fleet” refer to the seven vessels comprising our initial fleet (the “initial vessels”) that we acquired simultaneously with the closing of our initial public offering, or “IPO,” on October 18, 2005 and the two Suezmax tankers that we acquired subsequent to our IPO. Unless we specify otherwise, all references in this prospectus to “we,” “our,” “us” and “our company” refer to DHT Holdings, Inc. and its subsidiaries. All references in this prospectus to “DHT Maritime” refer to DHT Maritime, Inc. Our company’s functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars. All references in this prospectus to “$” and “dollars” refer to U.S. dollars.

Our Company

We operate a fleet of crude oil tankers. As of March 31, 2010, our fleet consisted of three very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” two Suezmax tankers, or “Suezmaxes,” which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt. Our fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt and an average age of approximately ten years as of March 31, 2010, compared with an average age of approximately 9.7 years for the world crude tanker fleet.

We acquired our seven initial vessels from subsidiaries of Overseas Shipholding Group, Inc., or “OSG,” on October 18, 2005 in exchange for cash and shares of our common stock and have time chartered these vessels back to certain subsidiaries of OSG. In addition, on December 4, 2007 and January 28, 2008, we acquired our two Suezmaxes, the Overseas Newcastle and the Overseas London, respectively, in exchange for cash and have bareboat chartered these vessels to certain subsidiaries of OSG.

Our strategy is to charter our vessels primarily pursuant to multi-year charters so as to take advantage of the stable cash flow associated with long-term charters. In addition, the majority of our charter arrangements include a profit sharing component that gives us the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. As of March 31, 2010, seven of the nine vessels were operated in the Tankers International Pool, the Suezmax International Pool and the Aframax International Pool and we expect our potential to earn additional hire will benefit from the higher utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.

On October 18, 2005, we agreed to time charter our initial vessels to subsidiaries of OSG for terms of five to six and one-half years. Each time charter for our initial vessels may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel, from the initial expiration date. On November 26, 2008, we entered into an agreement with OSG whereby OSG exercised its option to extend the charters for the initial vessels upon expiry of the vessels’ initial charter periods. For two of the vessels, the charters were extended at the base rate for 18 months after the initial charter periods expire in October 2010. For five of the vessels, the charters were extended for 12 months following the expiry of the initial charter periods between April 2011 and April 2012 at a base rate for the extension periods which will be the base rate stipulated in the charter agreements or, if the one year time charter rate is lower, a base rate which is no more than $5,000 per day below the base rate stipulated in the charter agreements. When a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers’ panel (subject to specified floors, for certain of our vessels for the declared extension period), or (ii) the basic hire rate set forth in the applicable charter. The shipbrokers’ panel will be The Association of Shipbrokers and Agents Tanker Broker Panel, or the “Broker Panel,” or another panel of brokers mutually acceptable to us and the charterer.

Upon delivery to us of our Suezmax, the Overseas Newcastle, on December 4, 2007, the vessel was bareboat chartered to a subsidiary of OSG for a term of seven years at a basic bareboat charter rate of $26,300 per day for the first three years of the charter term, and $25,300 per day for the last four years of the charter term. In addition to the bareboat charter rate, we will, through the profit sharing element of the charter agreement, earn 33% of the vessel’s earnings above the time charter equivalent rate of $35,000 per day for the first three years of the charter term and above $34,000 per day for the last four years of the charter term, calculated on a four quarter rolling average. At the end of the seven year charter term, OSG has the right to acquire the vessel for $77 million.

Upon delivery to us of our other Suezmax, the Overseas London, on January 28, 2008, the vessel was bareboat chartered to a subsidiary of OSG for a term of ten years at a basic bareboat charter rate of $26,600 per day for the term of the charter. There is no profit sharing element under this bareboat charter. OSG has the right to acquire the vessel at the end of the eighth, ninth and tenth year of the charter term at a price of $71 million, $67 million and $60 million, respectively. If OSG elects to exercise its purchase option, we will, in addition to the purchase option price, receive an amount equal to 40% of the difference between the market price of the vessel at the time the purchase option is exercised and the purchase option price.

DHT Maritime was incorporated under the name of Double Hull Tankers, Inc. in April 2005 under the laws of the Marshall Islands. In June 2008, the stockholders voted to approve an amendment to DHT Maritime’s articles of incorporation to change its name to DHT Maritime, Inc. On February 12, 2010, DHT Holdings, Inc. was incorporated under the laws of the Marshall Islands. On March 1, 2010, DHT Maritime effected a series of transactions, or the “2010 Transactions,” that resulted in DHT Holdings, Inc. becoming the publicly held parent company of DHT Maritime. As a result, DHT Holdings, Inc. became the successor issuer to DHT Maritime pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended, or “Exchange Act.” In connection with the 2010 Transactions, each stockholder of DHT Maritime common stock on March 1, 2010 received one share of DHT Holdings, Inc. common stock for each share of DHT Maritime common stock held by such stockholder on such date. Following the 2010 Transactions, shares of DHT Maritime no longer trade on The New York Stock Exchange, or “NYSE.” Instead, shares of DHT Holdings, Inc. common stock now trade on the NYSE under the ticker symbol “DHT,” which is the same ticker symbol of DHT Maritime. Our principal executive offices are located at 26 New Street, St. Helier, Jersey, Channel Islands, JE2 3RA and our telephone number at that address is +44 (0) 1534 639759. Our website address is www.dhtholdings.com. The information on our website is not a part of this prospectus.

Our Fleet

We purchased our three VLCCs and four Aframaxes from subsidiaries of OSG in connection with our IPO. Our three VLCCs, due to their large size, principally operate on long-haul routes from the Middle East or West Africa to the Far East, Northern Europe, the Caribbean and the U.S. Gulf, trading through the Tankers International Pool. Although our four Aframaxes are also designed for global trading, two of our Aframaxes typically trade through the Aframax International Pool in the Atlantic Basin on shorter-haul routes between Northern Europe, the Caribbean, the United States and the Mediterranean Sea. Our remaining two Aframaxes are employed in OSG’s lightering trade, primarily in the U.S. Gulf. The two Suezmaxes principally operate on routes from West Africa to the U.S. Gulf, and in the Atlantic Basin on routes between Northern Europe, the Caribbean, the United States and the Mediterranean.

The following table presents certain information concerning our seven initial vessels and their associated time charters, each of which commenced on October 18, 2005:

Vessel	Type	Approximate Dwt	Year Built	Term of Initial Charter	2010 Basic Charter Rate(1)	Term of Extension Periods	Maximum Aggregate Extension Term
				(years)	($/day)	(years)	(years)
Overseas Ann	VLCC	309,327	2001	6 1/2	$37,800	1, 2 or 3	7
Overseas Chris	VLCC	309,285	2001	6	37,800	1, 2 or 3	7
Overseas Regal	VLCC	309,966	1997	5 1/2	37,800	1, 2 or 3	5
Overseas Cathy	Aframax	112,028	2004	6 1/4	25,100	1, 2 or 3	7
Overseas Sophie	Aframax	112,045	2003	5 3/4	25,100	1, 2 or 3	7
Overseas Rebecca	Aframax	94,873	1994	5	19,100	1, 2 or 3	3 1/2
Overseas Ania	Aframax	94,848	1994	5	19,100	1, 2 or 3	3 1/2

(1)	Amounts represent basic hire charter rates, which increase annually by amounts that vary by vessel class and year.

The following table presents certain information concerning our two Suezmaxes and their associated bareboat charters, each of which commenced upon delivery of the vessels on December 4, 2007 and January 28, 2008, respectively:

Vessel	Type	Dwt	Year Built	Delivery Date	Term of Bareboat Charter
					(years)
Overseas Newcastle	Suezmax	164,626	2001	Dec. 2007	7
Overseas London	Suezmax	152,923	2000	Jan. 2008	10

Our Charters

We have time chartered our three VLCCs and four Aframaxes to subsidiaries of OSG for remaining charter terms ranging between two and three years. In addition, OSG has extension options ranging from three to seven years. We have bareboat chartered each of our Suezmaxes to subsidiaries of OSG for terms of seven years and ten years, respectively, which commenced upon delivery of the vessels in early December 2007 and late January 2008, respectively. The daily base charter rate for each of our vessels, which we refer to as basic hire, is payable to us monthly in advance.

With respect to our seven initial vessels, the charterers and OSG International, Inc., or “OIN,” the charterers’ parent company, have agreed to pay us, in addition to the basic hire, an additional payment, quarterly in arrears, which we refer to as “additional hire.” The additional hire payable, if any, in respect of any given quarter will be equal to 40% of the excess, if any, of the aggregate charter hire earned (or deemed earned in the event that a vessel is operated in the spot market outside a pool) by the charterers on all of our vessels above the aggregate basic hire paid by the charterers to us in respect of all of our vessels during the calculation period. Revenue is calculated on an aggregate fleetwide basis, and depends on whether our vessels are operated in a pool:

•

if a vessel is operated in a pool, revenue earned by that vessel equals the share of actual pool net earnings allocated to the charterer, as determined by a formula administered by the pool manager; and

•	if a vessel is operated outside of a pool:

•

for periods that the charterer subcontracts the vessel under a time charter, revenue earned by that vessel equals the time charter hire earned by the charterer, net of specified fees incurred by the charterer; and

•

for periods that the charterer does not subcontract the vessel in the time charter market, revenue deemed to be earned by that vessel is based on average spot market rates, which are rates for the immediate chartering of a vessel (usually for a single voyage), determined by a shipbrokers’ panel for a series of routes commonly served by vessels of the same class.

A pool constitutes a collection of similar vessels under various ownerships that are placed for operation under one administrator, which we refer to as the “pool manager.” The pool manager markets the vessels as a single, cohesive fleet and collects, or pools, their net earnings prior to distributing them to the individual owners under a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance. Pools offer their participants more opportunities to enter into multi-legged charters and contracts of affreightment, which can reduce non-earning days through scheduling efficiencies.

The three VLCCs in our fleet currently participate in the Tankers International Pool, in which OSG and eight other tanker companies participate. As of March 31, 2010, the Tankers International Pool consisted of 41 VLCCs and V Pluses, making it one of the world’s largest VLCC fleets. Two of the four Aframaxes in our fleet currently participate in the Aframax International Pool, the world’s second largest Aframax fleet, which, as of March 31, 2010, operated 41 Aframaxes and has 11 members, including OSG (which is the pool manager).

With respect to the Overseas Newcastle, one of our Suezmaxes, the charterer has agreed to pay us, in addition to the basic hire, additional hire equal to 33% of the average revenue that the vessel earns for the charterer (averaged on a rolling four quarter basis) in excess of the time charter equivalent rate of $35,000 per day for the first three years of the charter term and above $34,000 per day for the last four years of the charter term. We do not receive any additional hire in respect of the Overseas London, our other Suezmax.

Technical Management of Our Fleet

In connection with each of our VLCCs and Aframaxes, we have entered into ship management agreements with Tanker Management, a wholly-owned subsidiary of OSG, with effect from January 16, 2009, which we refer to as the “ship management agreements.” Under the ship management agreements, Tanker Management is responsible for performing the technical management of these vessels, including crewing, maintenance, ordinary repairs and scheduled drydockings. In exchange for these services, we pay Tanker Management the actual cost of operating and drydocking of the vessel as well as an annual fixed management fee. The ship management agreements are cancelable by us or Tanker Management for any reason at any time upon 90 days’ prior written notice to the other. If a ship management agreement is terminated, we will be required to pay a termination fee of $45,000 per vessel to cover costs of the manager associated with termination. We will also be required to obtain the consent of the applicable charterer and our lenders before we appoint a new manager; provided, however, such consent may not be unreasonably withheld. Our two Suezmaxes are on bareboat charters to subsidiaries of OSG. We do not incur any operating costs associated with these vessels, since under a bareboat charter arrangement the charterer is responsible for paying all costs of operating the vessel, including voyage, vessel expenses and the cost of drydocking.

Dividend Policy

We did not pay any quarterly dividends to holders of our common stock in the first quarter of 2010 or the last three quarters of 2009. On May 19, 2010, our board of directors declared a cash dividend of $0.01 per share for the second quarter of 2010 payable on June 8, 2010 for shareholders of record as of May 31, 2010. Our board of directors may review and amend our dividend policy from time to time in accordance with any future growth of our fleet or for other reasons.

Our Credit Facility

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. DHT Maritime’s subsidiaries own all of our vessels, and payments under our charters are made to DHT Maritime’s subsidiaries. On October 18, 2005, DHT Maritime and its subsidiaries entered into a $401 million secured credit facility with The Royal Bank of Scotland, or “RBS,” for a term of ten years, with no principal amortization for the first five years. This secured credit facility initially consisted of a $236 million term loan, a $150 million vessel acquisition facility and a $15 million working capital facility. The secured credit facility is secured by mortgages on all of our vessels, assignments of earnings and insurances and pledges over DHT Maritime’s bank accounts. DHT Maritime is the borrower under the secured credit facility and each of DHT Maritime’s vessel owning subsidiaries has guaranteed its performance thereunder.

DHT Maritime borrowed the entire amount available under the term loan upon the completion of our IPO to fund a portion of the purchase price for the seven initial vessels that we acquired from certain subsidiaries of OSG. On November 29, 2007, DHT Maritime amended the secured credit facility to increase the total commitment thereunder by $19 million to $420 million. Under the terms of the amended secured credit facility, the previous $15 million working capital facility and $150 million vessel acquisition facility were cancelled and replaced with a new $184 million vessel acquisition facility, which was used to fund the entire purchase price of our two Suezmaxes, the Overseas Newcastle and the Overseas London. Following delivery of the Overseas London on January 28, 2008, the acquisition facility was fully drawn.

In October 2008, DHT Maritime repaid $75 million under the secured credit facility. In June 2009, DHT Maritime repaid a further $50 million under the secured credit facility and in March 2010, DHT Maritime prepaid $28 million under the secured credit facility in connection with the 2010 Transactions. Following these repayments, the secured credit facility is repayable with $0.25 million in July 2012, $4.0 million in October 2012 and January 2013, $4.4 million in April 2013, 16 quarterly payments from July 2013 to April 2017 of $9.1 million and a final payment of $108.1 million in July 2017.

Borrowings under the initial $236 million term loan bear interest at an annual rate of LIBOR plus a margin of 0.70%. Borrowings under the vessel acquisition portion of the secured credit facility bear interest at an annual rate of LIBOR plus a margin of 0.85%. To reduce our exposure to fluctuations in interest rates, we entered into an interest rate swap on October 18, 2005 pursuant to which we fixed the interest rate for five years on the full amount of the term loan at 5.60%. On October 16, 2007, we fixed the interest rate for five years on $100 million of the outstanding debt at a rate of 5.95% through a swap agreement with respect to $92.7 million effective as of December 4, 2007 and a further $7.3 million effective as of January 18, 2008. In June 2009 and in connection with the 2010 Transactions, we terminated $42 million and $35 million notional amount under such swap agreement, respectively. We were required to pay a $1.5 million fee in connection with the arrangement of the secured credit facility (which we funded with a portion of the net proceeds from our IPO). We were required to pay an arrangement fee of $95,000 in October 2007 in connection with the increase in the secured credit facility from $401 million to $420 million.

First Quarter 2010 Summary Consolidated Financial Statements

The following sets forth certain information with respect to our results of operations for the three months ended March 31, 2010. The summary information for the three months ended March 31, 2010 is unaudited and reflects any adjustments necessary, in management’s opinion, for a fair presentation of such information. Beginning on January 1, 2009, we changed the basis on which we prepare our consolidated financial statements from U.S. Generally Accepted Accounting Principles, or “U.S. GAAP,” to the International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB.” There are no differences in the statements of operations and equity between IFRS and U.S. GAAP.

Summary Consolidated Statement of Financial Position

($ in thousands)

	At March 31, 2010	At December 31, 2009
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$49,389	$72,664
Voyage receivables from OSG	—	—
Prepaid expenses	827	1,329
Prepaid technical management fee to OSG	2,619	1,958

Total current assets	52,835	75,951

Vessels, net of accumulated depreciation	434,028	441,036
Other long-term receivables	1,106	984

Total assets	$487,969	$517,971

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$5,512	$6,250
Derivative financial instruments	9,008	11,779
Deferred shipping revenues	7,643	7,898

Total current liabilities	22,163	25,927

Long-term liabilities
Long-term debt	265,088	293,041
Derivative financial instruments	4,345	6,646
Other long-term liabilities	451	433

Total long-term liabilities	269,884	300,120

Total liabilities	292,047	326,047

Stockholders’ equity
Common stock	487	487
Paid-in additional capital	239,868	239,624
Retained earnings/(deficit)	(36,130)	(33,824)
Accumulated other comprehensive income/(loss)	(8,303)	(14,363)

Total stockholders’ equity	195,922	191,924

Total liabilities and stockholders’ equity	$487,969	$517,971

Summary Consolidated Income Statement

($ in thousands, except per share amounts)

	Three Months Ended March 31,
	2010	2009
	(unaudited)	(unaudited)
Shipping revenues	$22,417	$29,810

Operating expenses
Vessel expenses	7,180	7,090
Depreciation and amortization	7,008	6,465
General and administrative	1,827	1,109

Total operating expenses	16,015	14,664

Income from vessel operations	6,402	15,146

Interest income	19	94
Interest expense	(3,933)	(4,872)
Fair value gain/(loss) on derivative instruments	(987)	(3,509)
Other financial income/(expenses)	(3,710)	—

Net income / profit for the period	$(2,209)	$6,859

Basic net income per share	$(0.05)	$0.17
Diluted net income per share	(0.05)	0.17
Weighted average number of shares (basic)	48,688,005	39,254,558
Weighted average number of shares (diluted)	48,688,005	39,254,558

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period	$(2,209)	$6,859

Other comprehensive income:
Cash flow hedges	6,060	2,669

Total comprehensive income for the period	$3,851	$9,528

Summary Consolidated Statements of Cash Flows

($ in thousands)

	Three Months Ended March 31,
	2010	2009
	(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net income	$(2,209)	$6,859
Items Included in net income not effecting cash flow:
Depreciation and amortization	7,056	6,513
Amortization related to interest and swap expense	987	3,509
Deferred compensation related to options and restricted stock	244	309
Changes in operating assets and liabilities:
Receivables	—	1,519
Prepaid expenses	(281)	74
Accounts payable, accrued expenses and deferred revenue	(975)	(5,087)

Net cash provided by operating activities	4,822	13,696

Cash Flows from Investing Activities:
Investments in vessels	—	—

Net cash used in investing activities	—	—

Cash flows from Financing Activities
Issuance/(buy back) of common stock	—	—
Issuance of long-term debt, net of acquisition costs	—	—
Cash dividends paid	(97)	(11,780)
Deferred offering costs	—	—
Repayment of long-term debt	(28,000)	—

Net cash provided by / (used in) financing activities	(28,097)	(11,780)

Net increase/(decrease) in cash and cash equivalents	(23,275)	1,916
Cash and cash equivalents at beginning of period	72,664	59,020

Cash and cash equivalents at end of period	49,389	60,936

Interest paid	$4,275	$4,614

Summary Consolidated Statement of Changes

in Stockholders’ Equity

($ in thousands, except per share amounts)

	Common Stock		Paid-in Additional Capital	Retained Earnings	Cash Flow Hedges	Total Equity
	Shares	Amount
Balance at January 1, 2009	39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823
Total comprehensive income				6,859	2,669	9,528
Cash dividends declared and paid				(11,780)		(11,780)
Issue of common stock						—
Compensation related to options and restricted stock	28,609		309			309

Balance at March 31, 2009	39,267,416	$392	$200,879	$($31,642)	$(23,749)	$145,880

Balance at January 1, 2010	48,675,897	$487	$239,624	($33,824)	$(14,363)	$191,924
Total comprehensive income				(2,209)	6,060	3,851
Cash dividends declared and paid				(97)		(97)
Issue of common stock						—
Compensation related to options and restricted stock	26,284		244			244

Balance at March 31, 2010	48,702,181	$487	$239,868	$(36,130)	$(8,303)	$195,922

RISK FACTORS

We have identified a number of risk factors which you should consider before buying the securities described in this prospectus. These risk factors are incorporated by reference into this prospectus from our most recent annual report on Form 20-F filed with the Commission. For further details, see the section entitled “Where You Can Find Additional Information” on page 36 of this prospectus. In addition, you should carefully consider any risks set forth under the heading “Risk Factors” in the accompanying prospectus supplement before investing in the securities offered by this prospectus. If the events discussed in the risk factors referred to above occur, our business, financial condition, results of operations or cash flows could be materially and adversely affected. In such a case, the market price of our common stock could decline and you may lose all or part of your investment. The risks referred to above are not the only ones that may exist. Additional risks not currently known by us or risks that we deem immaterial may also impair our business operations.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we intend to use the net proceeds from the sale of securities offered by this prospectus for general corporate purposes, which may include, without limitation, vessel acquisitions, business acquisitions or other strategic alliances, reduction of outstanding borrowings, capital expenditures and working capital.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the periods indicated is set forth below. We have derived the ratios of earnings to fixed charges from our historical consolidated financial statements. For the 290 days from January 1, 2005 to October 17, 2005 the consolidated financial statements represent the predecessor combined carve-out financial statements of the seven subsidiaries of OSG that owned the vessels comprising our initial fleet. The predecessor combined carve-out financial statements are not indicative of the results we would have achieved had we operated as an independent public company for any period presented. The ratio should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein. Our ratio of earnings to fixed charges for the three months ended March 31, 2010 and the two fiscal years ended December 31, 2008 and 2009 has been calculated in accordance with IFRS, as issued by the IASB. For all prior periods, this ratio has been calculated in accordance with U.S. GAAP, which differ in certain respects from IFRS.

	For the Three Months Ended March 31, 2010	For the Year Ended December 31,				For the Period
		2009	2008	2007	2006	Oct. 18 - Dec. 31, 2005	Jan. 1 - Oct. 17, 2005
	IFRS			U.S. GAAP
Ratio of Earnings to Fixed Charges	*	1.82	2.92	2.90	3.56	4.30	13.14

*For the three months ended March 31, 2010, earnings were insufficient to cover fixed charges by approximately $2.2 million.

We have computed the ratio of earnings to fixed charges set forth above by dividing earnings by fixed charges. For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest on all indebtedness and cost of swap termination but excluding fair value gain/loss on derivative financial instruments. For a more detailed calculation of the ratio of earnings to fixed charges, see Exhibit 12.1 to the registration statement.

As of the date of this prospectus, we have no preference shares outstanding and have not declared or paid any dividends on preference shares for the periods set forth above.

PLAN OF DISTRIBUTION

We may offer and sell, from time to time, some or all of the securities covered by this prospectus up to a total of $200 million. Registration of the securities covered by this prospectus does not mean, however, that those securities necessarily will be offered or sold.

We may sell the securities covered by this prospectus from time to time, in one or more transactions, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change, at varying prices determined at the time of sale or at negotiated prices, by a variety of methods, including the following:

•

on The New York Stock Exchange or any other national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	as settlement of short sales entered into after the date of the prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through broker-dealers, who may act as agents or principals;

•	through sales “at the market” to or through a market-maker;

•	in a block trade, in which a broker-dealer will attempt to sell a block as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents;

•	in options transactions;

•	over the internet;

•	any other method permitted pursuant to applicable law; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by us may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the securities by a broker-dealer as principal and resales of the securities by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

In addition, we may sell any securities covered by this prospectus in private transactions or under Rule 144 of the Securities Act of 1933, as amended, or “Securities Act,” rather than pursuant to this prospectus.

In connection with the sale of securities covered by this prospectus, broker-dealers may receive commissions or other compensation from us in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the securities for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from us or from purchasers of the securities for whom they act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers, agents or other persons acting on our behalf that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the securities by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers agents or other persons may be deemed to be underwriting discounts and commissions under the Securities Act.

In connection with the distribution of the securities covered by this prospectus or otherwise, we may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with us. We may also sell securities short and deliver the securities offered by this prospectus to close out our short positions. We may also enter into option or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. We may also from time to time pledge our securities pursuant to the margin provisions of our customer agreements with our brokers. Upon our default, the broker may offer and sell such pledged securities from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.

At any time a particular offer of the securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions or other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the securities covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the securities sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

In connection with an underwritten offering, we would execute an underwriting agreement with an underwriter or underwriters. Unless otherwise indicated in the revised prospectus or applicable prospectus supplement, such underwriting agreement would provide that the obligations of the underwriter or underwriters are subject to certain conditions precedent, and that the underwriter or underwriters with respect to a sale of the covered securities will be obligated to purchase all of the covered securities, if any such securities are purchased. We may grant to the underwriter or underwriters an option to purchase additional securities at the public offering price, less any underwriting discount, as may be set forth in the revised prospectus or applicable prospectus supplement. If we grant any such option, the terms of that option will be set forth in the revised prospectus or applicable prospectus supplement.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or “FINRA,” the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.

We will bear all costs relating to all of the securities being registered under the registration statement of which this prospectus is a part.

DESCRIPTION OF COMMON STOCK

A description of our common stock can be found in our Registration Statement on Form 8-A, filed with the Commission on October 7, 2005.

DESCRIPTION OF PREFERRED STOCK

The material terms of any series of preferred stock that we offer, together with any material U.S. federal income tax considerations relating to such preferred stock, will be described in a prospectus supplement.

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine the terms of and rights attaching to such preferred stock, including with respect to, among other things, dividends, conversion, voting, redemption, liquidation, designation and the number of shares constituting any such series. The issuance of shares of preferred stock may have the effect of discouraging, delaying or preventing a change of control of us or the removal of our management. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of shares of our common stock.

DESCRIPTION OF DEBT SECURITIES

We may offer unsecured general obligations or secured obligations, which may be senior (the “senior debt securities”) or subordinated (the “subordinated debt securities”). The senior debt securities and subordinated debt securities are together referred to in this prospectus as the “debt securities.” Any debt securities offered pursuant to this prospectus may be convertible debt securities. The debt securities may be issued from time to time in one or more series, under one or more indentures, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part, each dated as of a date on or prior to the issuance of the debt securities to which it relates. If we issue subordinated debt securities, the terms and provisions of those securities will be set forth in a supplemental indenture. When we refer to an “indenture” in this prospectus, we are referring to the applicable indenture entered into between us and the trustee to be named in such indenture, as supplemented by any supplemental indenture. The indentures will be filed either as exhibits to an amendment to the registration statement of which this prospectus forms a part or a prospectus supplement, or as exhibits to reports filed under the Exchange Act that will be incorporated by reference into the registration statement of which this prospectus forms a part or a prospectus supplement. Each indenture will be subject to and governed by the Trust Indenture Act of 1939, or “Trust Indenture Act.” If we issue any subordinated debt securities, the description of those securities and the subordinated indenture will be set forth in the related prospectus supplement.

The following description of the terms of the debt securities sets forth certain general terms and provisions. The statements below are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable U.S. federal income tax considerations, as well as any applicable modifications of, or additions to, the general terms of the debt securities described below, which modifications and additions may be contained in the applicable prospectus supplement or supplemental indenture. Accordingly, for a complete description of the terms of a particular issue of debt securities, the general description of the debt securities set forth below should be read in conjunction with the applicable prospectus supplement and indenture, as amended or supplemented from time to time.

General

The indenture will not limit the aggregate principal amount of debt securities which may be issued. The debt securities may be issued in one or more series. Unless otherwise provided in a prospectus supplement, the senior debt securities will have the same rank as all our other unsubordinated indebtedness. Each series of subordinated debt securities may be senior or junior to, or rank pari passu with, our other subordinated obligations and will be entitled to payment only after payment on our senior indebtedness.

If we decide to issue any debt securities pursuant to this prospectus, we will describe in a prospectus supplement the terms of the debt securities being offered, including the following:

•	the title, aggregate principal amount and authorized denominations;

•	the issue price, expressed as a percentage of the aggregate principal amount;

•	the maturity date;

•	the interest rate or the method for determining the interest rate, if any;

•

if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;

•

the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed, and any other terms and provisions of optional or mandatory redemptions;

•	the denominations in which offered debt securities of the series will be issuable;

•	if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

•	any events of default not set forth in this prospectus;

•	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

•

if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

•	whether interest will be payable in cash or additional securities at our or the holder’s option and the terms and conditions upon which such election may be made;

•

if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

•

if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

•	whether the indenture will provide for any covenants, including covenants restricting our ability to pay dividends or incur additional indebtedness;

•	whether the offered debt securities will be issued in the form of global securities or certificates in registered or bearer form;

•	the identity of the depository for global securities;

•	the terms of the subordination of any series of subordinated debt;

•	any listing on any securities exchange or quotation system;

•	additional provisions, if any, related to defeasance and discharge of the offered debt securities;

•

whether payments on the offered debt securities will be made without withholding or deduction for any taxes or other governmental charges in effect on the date of issuance of the debt securities or imposed in the future;

•	the amount of discount or premium, if any, with which such debt securities will be issued;

•	a discussion of any material U.S. federal income tax considerations applicable to the debt securities; and

•	additional terms, preferences, rights or limitations of, or restrictions on, the debt securities.

Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate securities. U.S. federal income tax consequences and other special considerations applicable to any such securities will be described in the applicable prospectus supplement.

We expect most debt securities to be issued in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, the debt securities may be transferred or exchanged at the principal corporate trust office of the applicable trustee. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Global Securities

We expect that the following provisions will generally apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in the applicable prospectus supplement.

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for the individual debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for such global security to a nominee of such depository, or by a nominee of such depository to such depository or another nominee of such depository, or by such depository or any such nominee to a successor of such depository or a nominee of such successor, and except in the circumstances described in the applicable prospectus supplement.

Upon the issuance of any global security, and the deposit of such global security with or on behalf of the depository for such global security, the depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of institutions that have accounts with such depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interests through such participating institutions. Ownership of beneficial interests by participating institutions in a global security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the depository for such global security or by its nominee. Ownership of beneficial interests in a global security by persons that hold such interests through participating institutions will be shown on, and the transfer of such beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of such securities in certificated form. Such limitations and laws may impair the ability to transfer beneficial interests in a global security.

So long as the depository for a global security, or its nominee, is the registered owner of such global security, such depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the applicable indenture. Except as otherwise provided in the applicable indenture and prospectus supplement, and except as specified below, owners of beneficial interests in a global security will not be entitled to have debt securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of such series in certificated form and will not be considered the owners or holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which such person owns its interest, to exercise any rights of a holder under the indenture.

The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in a global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise provided in the applicable prospectus supplement, payments of principal, premium and interest on individual debt securities represented by a global security registered in the name of a depository or its nominee will be made by us to such depository or its nominee, as the case may be, as the registered owner of such global security.

We expect that the depository for any debt securities represented by a global security, or its nominee, upon receipt of any payment of principal, premium or interest, will credit participating institutions’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of the depository or its nominee. We also expect that payments by participating institutions to owners of beneficial interests in a global security held through such participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street names.” Such payments will be the responsibility of such participating institutions. None of us, the trustee for the debt securities or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Unless otherwise specified in the applicable prospectus supplement or indenture, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

•

the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days of such event;

•	we in our sole discretion determine that the global security shall be exchangeable for certificated debt securities; or

•	there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

If definitive debt securities are issued, an owner of a beneficial interest in the global security will be entitled to physical delivery of individual debt securities in certificated form of the series represented by that global security equal in principal amount to their beneficial interest, and to have the debt securities in certificated form registered in their name.

Covenants

The covenants, if any, that will apply to a particular series of debt securities will be set forth in the indenture relating to such series of debt securities and described in a prospectus supplement. These covenants may limit or restrict, among other things:

•	the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;

•	our ability to make certain payments, dividends, redemptions or repurchases;

•	our ability to create dividend and other payment restrictions affecting our subsidiaries;

•	our ability to make investments;

•	mergers and consolidations by us or our subsidiaries;

•	sales of assets by us;

•	our ability to enter into transactions with affiliates;

•	our ability to incur liens; and

•	our ability to enter into sale and leaseback transactions.

You should carefully read the applicable prospectus supplement and indenture for a description of the specific covenants applicable to the series of debt securities being offered.

Modification of the Indenture

Modifications and amendments of the indenture as it applies to a series of debt securities may be made without notice to any holder but with the written consent of the holders of a majority in principal amount of the then outstanding debt securities of such series.

However, no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

•	reduce the principal amount of debt securities whose holders must consent to an amendment, modification, supplement or waiver;

•	reduce the rate of or extend the time of payment for interest on any debt security;

•	reduce the principal amount or extend the stated maturity of any debt security;

•	reduce the amount payable upon the redemption of any debt security or add redemption provisions to any debt security;

•	make any debt security payable in money other than that stated in the indenture or the debt security; or

•	impair the right to institute suit for the enforcement of any payment with respect to the debt securities.

Without the consent of any holder, we and the trustee may amend or supplement the indenture to surrender any right or power conferred upon us by the indenture, to add further covenants, restrictions, conditions or provisions for the protection of holders, to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor of our obligations under the indenture as permitted thereunder, to provide for the issuance of additional debt securities in accordance with the limitations set forth in the indenture or to make any other change that does not adversely affect the rights of any holder.

Events of Default

Each of the following constitutes an event of default with respect to a series of debt securities:

•	our failure to pay interest (including additional interest, if applicable) on any debt securities within 30 days of when such amount becomes due and payable;

•	default in any payment of principal amount or redemption price with respect to any debt security when such amount becomes due and payable;

•	default in the performance of any applicable covenant or agreement with respect to the debt securities or the applicable indenture which continues for 60 days after we receive notice of such default;

•

default under any debt for money borrowed by us or any subsidiary that results in acceleration of the maturity of such debt, or failure to pay any such debt at maturity, in an aggregate amount in excess of a minimum amount set forth in the applicable indenture, without such debt having been discharged or acceleration having been rescinded or annulled within ten days after we receive notice of such default;

•

any judgment or judgments for the payment of money (to the extent not insured by a reputable and creditworthy insurer that has not contested coverage with respect to the underlying claim) in an aggregate amount in excess of a minimum amount set forth in the applicable indenture that shall be rendered against us or any subsidiary and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; and

•	certain events of bankruptcy, insolvency or reorganization affecting us or any of our significant subsidiaries.

There may be such other or different events of default as described in the applicable prospectus supplement and indenture with respect to any class or series of offered debt securities.

A default under the third bullet point above is not an event of default until the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding notify us of the default and we do not cure such default within the time specified after receipt of such notice. Such notice must specify the default, demand that it be remedied and state that such notice is a “Notice of Default.”

We will deliver to the trustee, within 30 days after the occurrence thereof, written notice in the form of an officers’ certificate of any event that with the giving of notice or the lapse of time or both would become an event of default, its status and what action we are taking or propose to take with respect thereto.

If an event of default (other than an event of default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to us) shall have occurred and be continuing, the trustee or the registered holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding may declare, by notice to us in writing (and to the trustee, if given by holders of such debt securities) specifying the event of default, to be immediately due and payable the principal amount of all the debt securities in such series then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an event of default resulting from certain events of bankruptcy, insolvency or reorganization with respect to us shall occur, such amount with respect to all the debt securities shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the debt securities. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the trustee, the registered holders of a majority in aggregate principal amount of the debt securities of such series then outstanding may, under certain circumstances, rescind and annul such acceleration and waive such event of default if all events of default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the indenture.

In addition, the holders of at least a majority in principal amount of the then outstanding debt securities of a series may waive an existing default and its consequences under the indenture, except a default in the payment of principal or interest and in respect of certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding debt security in a series.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the debt securities, unless such holders shall have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities.

No holder of debt securities will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

•	such holder has previously given to the trustee written notice of a continuing event of default;

•

the registered holders of at least 25% in aggregate principal amount of the debt securities of such series then outstanding have made a written request and offered indemnity to the trustee reasonably satisfactory to it to institute such proceeding as trustee; and

•

the trustee shall not have received from the registered holders of a majority in aggregate principal amount of the debt securities of such series then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a holder of any debt security for enforcement of payment of the principal of, and premium, if any, or interest on, such debt security on or after the respective due dates expressed in such debt security.

If a default with respect to the debt securities occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. The trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interest of the holders of the debt securities.

We are required to furnish to the trustee, within 120 days after the end of each fiscal year, a statement of an officer regarding compliance with the indenture. Within 30 days after the occurrence of any default or event of default, we are required to deliver to the trustee written notice in the form of an officer’s certificate a statement specifying our status and what actions we are taking or propose to take with respect thereto.

Defeasance and Discharge

We may terminate at any time all our obligations with respect to any series of debt securities and the applicable indenture, which we refer to in this prospectus as “legal defeasance,” except for certain obligations, including those respecting the defeasance trust, to replace mutilated, destroyed, lost or stolen debt securities and to maintain a registrar and paying agent in respect of the debt securities. In addition, we may also terminate at any time our obligations with respect to any series of debt securities with respect to certain covenants that are described in the applicable indenture, which we refer to in this prospectus as “covenant defeasance,” except for certain covenants, including the covenant to make payments in respect of the principal, premium, if any, and interest on the debt securities. In the event covenant defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, reorganization and insolvency events) described under “—Events of Default” will no longer constitute events of default with respect to the debt securities. We may exercise the legal defeasance option notwithstanding our prior exercise of the covenant defeasance option.

If we exercise our legal defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an event of default with respect thereto. If we exercise the covenant defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an event of default specified in the third bullet point under “—Events of Default.”

The legal defeasance option or the covenant defeasance option with respect to a series of debt securities may be exercised only if:

•	we irrevocably deposit in trust with the trustee money or U.S. Government obligations or a combination thereof for the payment of principal of and interest on such debt securities to maturity;

•

we deliver to the trustee a certificate from a nationally recognized firm of independent registered public accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. Government obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the debt securities to maturity;

•

123 days pass after the deposit is made and during the 123-day period no default described in the sixth bullet point under “—Events of Default” occurs with respect to us or any other person making such deposit which is continuing at the end of the period;

•	no default or event of default has occurred and is continuing on the date of such deposit;

•	such deposit does not constitute a default under any other agreement or instrument binding us;

•	we deliver to the trustee an opinion of counsel to the effect that the trust resulting from the deposit does not require registration under the Investment Company Act of 1940;

•	in the case of the legal defeasance option, we deliver to the trustee an opinion of counsel stating that:

•	we have received from the Internal Revenue Service, or the “IRS,” a ruling; or

•

since the date of the indenture there has been a change in the applicable U.S. federal income tax law, to the effect, in either case, that, and based thereon such opinion of counsel shall confirm that, the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred;

•

in the case of the covenant defeasance option, we deliver to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

•

we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of such debt securities have been complied with as required by the indenture.

A prospectus supplement will further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Discharge of the Indenture

When (i) we deliver to the trustee all outstanding debt securities of a series (other than debt securities replaced because of mutilation, loss, destruction or wrongful taking) for cancellation or (ii) all outstanding debt securities of a series have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption, and we irrevocably deposit with the trustee funds sufficient to pay at maturity or upon redemption all outstanding debt securities of a series, including interest thereon, and if in either case we pay all other sums related to such debt securities payable under the indenture by us, then the indenture shall, subject to certain surviving provisions, cease to be of further effect as to all outstanding debt securities of such series. The trustee shall acknowledge satisfaction and discharge of the indenture with respect to such series of debt securities on our demand accompanied by an officers’ certificate and an opinion of counsel.

Regarding the Trustee

Except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act that are incorporated by reference therein contain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates; provided, however, that if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

No Recourse

None of our directors, officers, employees, stockholders or affiliates, as such, will have any liability for any of our obligations under the debt securities or the indenture. Each holder will waive and release all such liability subject to any liability imposed by the Securities Act or the Trust Indenture Act.

Provisions Applicable Only To Subordinated Debt Securities

As set forth in a prospectus supplement, the subordinated debt securities may be senior or junior to, or rank pari passu with, our other subordinated obligations and will be subordinated to all of our existing and future senior indebtedness, as may be defined in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of DHT Maritime, Inc. appearing in DHT Holdings, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2009 and the effectiveness of DHT Maritime’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered by this prospectus and certain other matters relating to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C. Certain other legal matters relating to United States law will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

ENFORCEMENT OF CIVIL LIABILITIES

DHT Holdings, Inc. is a Marshall Islands corporation and our principal executive offices are located outside the United States in Jersey, the Channel Islands. A majority of our directors and officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and officers are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, it is uncertain whether the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of our common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the United States dollar) may be subject to special rules.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OF OUR COMMON STOCK.

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to us and stockholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

U.S. Federal Income Tax Considerations

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” Treasury regulations issued thereunder, published administrative interpretations of the IRS and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.

Taxation of Operating Income: In General

Our vessel-owning subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes. As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

Unless exempt from U.S. federal income taxation under the rules contained in Section 883 of the Code (discussed below), a foreign corporation is subject to U.S. federal income taxation on its shipping income that is treated as derived from sources within the United States, referred to as “United States source shipping income.” For these purposes “shipping income” means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses. For tax purposes, United States source shipping income includes (i) 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States and (ii) 100% of shipping income that is attributable to transportation that both begins and ends in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions, as described below. We have not, nor do we believe we will, engage in transportation that produces income which is considered to be 100% from sources within the United States.

Exemption of operating income from U.S. federal income taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from U.S. federal income taxation on our United States source shipping income if:

•	we are organized in a foreign country, or the “country of organization,” that grants an “equivalent exemption” to corporations organized in the United States; and

•	either

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, referred to as the “50% Ownership Test,” or

(B) our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, referred to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from U.S. federal income taxation with respect to our United States source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Because shares of our common stock are traded on the NYSE, it is difficult to satisfy the 50% Ownership Test due to the widely-held ownership of our stock.

As to the Publicly-Traded Test, the regulations under Code Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. We believe that our common stock, which is, and will continue to be, the sole class of our issued and outstanding stock, is, and will continue to be, “primarily traded” on the NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires our common stock to be “regularly traded” on an established securities market. Under the regulations, our common stock is considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the “listing threshold.” The regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or  1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year). We believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests. However, even if we do not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if our common stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock. We believe this is and will continue to be the case.

Notwithstanding the foregoing, a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, referred to as the “5 Percent Override Rule.”

In order to determine the persons who actually or constructively own 5% or more of our stock, or “5% Stockholders,” we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Commission as having a 5% or more beneficial interest in our common stock. In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year.

We believe that we have satisfied and will continue to satisfy the Publicly-Traded Test and that the 5 Percent Override Rule has not been and will not be applicable to us. However, no assurance can be given that this will be the case in the future.

In any year that the 5 Percent Override Rule is triggered with respect to us, we are eligible for the exemption from tax under Section 883 only if we can nevertheless satisfy the Publicly-Traded Test (which requires, among other things, showing that the exception to the 5 Percent Override Rule applies) or if we can satisfy the 50% Ownership Test. In either case, we would have to satisfy certain substantiation requirements regarding the identity of our stockholders in order to qualify for the Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

To the extent the benefits of Section 883 are unavailable, our United States source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of U.S. federal income tax on its shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	we had, or were considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

•

substantially all of our United States source shipping income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not have, nor will we permit circumstances that would result in our having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States source shipping income is or will be “effectively connected” with the conduct of a United States trade or business.

United States taxation of gain on sale of vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be considered to occur outside of the United States.

U.S. Federal Income Taxation of “United States Holders”

As used herein, the term “United States Holder” means a beneficial owner of common stock that:

•

is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

•	owns our common stock as a capital asset; and

•	owns less than 10% of our common stock for U.S. federal income tax purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, we suggest that you consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies, or “PFICs,” below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at a preferential tax rate of 15% (for payments made in taxable years beginning before this preferential tax rate expires on January 1, 2011) provided that (i) the common stock is readily tradable on an established securities market in the United States (such as the NYSE); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); (iii) the United States Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend and (iv) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis in a share of common stock—paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that any dividends paid on our common stock will be eligible for the 15% preferential tax rate in the hands of a United States Non-Corporate Holder. Moreover, it is unclear whether the 15% preferential tax rate on dividends will be extended before January 1, 2011 or, in the alternative, whether it will expire on such date. Any dividends that we pay from earnings and profits which are not eligible for this preferential tax rate will be taxed at ordinary income rates in the hands of a United States Non-Corporate Holder.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to United States Non-Corporate Holders would not be eligible for the 15% tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands.

Sale, exchange or other disposition of common stock

Provided that we are not a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

PFIC status and significant tax consequences

Special U.S. federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In particular, United States Non-Corporate Holders will not be eligible for the 15% tax rate on qualified dividends. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held our common stock, either:

•

at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We believe that it is more likely than not that we are not currently a PFIC and will not be a PFIC. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

We believe there is legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes. However, the existing legal authorities do not specifically relate to the statutory provisions governing PFICs and do not relate to circumstances substantially similar to our own. In the context of a different set of rules under the Code, the U.S. Court of Appeals for the Fifth Circuit has held that, contrary to the position of the IRS in that case, income received under a time charter of vessels should be treated as rental income rather than services income. Even though the IRS took the contrary position in that case, in recent unofficial guidance the IRS cited the Fifth Circuit decision favorably to support the conclusion that income received under a time charter of vessels engaged in the exploration for, or exploitation of, natural resources should be characterized as leasing or rental income. If the IRS were to apply the reasoning of this unofficial guidance to our shipping operations, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC. As a result, the IRS or a court could disagree with our position that we are not currently a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

Under recently enacted legislation, if we were to be treated as a PFIC for any taxable year after 2010, a United States Holder would be required to file an annual report with the IRS for that year with respect to such holder’s common stock. In addition, as discussed more fully below, a United States Holder would be subject to different taxation rules depending on whether the United States Holder made an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of United States Holders making a timely QEF election

If we were a PFIC and a United States Holder made a timely QEF election, which United States Holder is referred to as an “Electing Holder,” the Electing Holder would report each year for United States federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain (which gain shall not exceed our earnings and profits for the taxable year), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Any such ordinary income would not be eligible for the preferential tax rates applicable to qualified dividend income as discussed above. The Electing Holder’s adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return. If we were treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above. Even if a United States Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, different and more adverse tax consequences would apply.

Taxation of United States Holders making a “mark-to-market” election

Alternatively, if we were treated as a PFIC for any taxable year and, as we believe, our stock is treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder in income.

Taxation of United States Holders not making a timely QEF or “mark-to-market” election

Finally, if we were treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder,” would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•

the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC during the Non-Electing Holder’s holding period would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were a PFIC and a Non-Electing Holder who was an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Certain of these rules would apply to a United States Holder who made a QEF election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder was a stockholder and for which the holder did not make a QEF election.

U.S. Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common stock (other than a partnership) that is not a United States Holder is referred to herein as a “Non-United States Holder.”

Dividends on common stock

Non-United States Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that dividend income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, exchange or other disposition of common stock

Non-United States Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•

the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions made within the United States to you will be subject to information reporting requirements if you are a United States Non-Corporate Holder. Such payments or distributions may also be subject to backup withholding tax if you are a United States Non-Corporate Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell our common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form F-3 under the Securities Act with respect to the offer and sale of securities pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The Commission also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the securities offered by this prospectus and DHT Holdings, Inc., reference is made to the registration statement.

We are subject to the information and periodic reporting requirements of the Exchange Act and we file periodic reports and other information with the Commission. These periodic reports and other information are available for inspection and copying at the Commission’s public reference facilities and the web site of the Commission referred to above. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but we are required to furnish certain proxy statements to stockholders under NYSE rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act: (i) the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Commission on March 25, 2010, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed and (ii) the Registration Statement on Form 8-A, filed with the Commission on October 7, 2005.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

We will provide, free of charge upon written or oral request, to each person to whom this prospectus is delivered, including any beneficial owner of the securities, a copy of any or all of the information that has been incorporated by reference into this prospectus, but which has not been delivered with the prospectus. Requests for such information should be made to us at the following address:

26 New Street

St. Helier

Jersey JE2 3RA

Channel Islands

Phone +44 (0) 1534 639759

Email info@dhtankers.com

You should assume that the information appearing in this prospectus and any accompanying prospectus supplement, as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We may also from time to time make forward-looking statements in our periodic reports that we will file with the Commission, other information sent to our security holders, and other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of this prospectus entitled “Risk Factors” on page 11 of this prospectus.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. Factors that might cause results to differ include, but are not limited to, the following:

•	future payments of dividends and the availability of cash for payment of dividends;

•	future operating or financial results, including with respect to the amount of basic hire and additional hire that we may receive;

•	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

•	expectations about the availability of insurance on commercially reasonable terms;

•	DHT Maritime’s and its subsidiaries’ ability to repay the secured credit facility;

•	our ability to obtain additional financing and to obtain replacement charters for our vessels;

•	assumptions regarding interest rates;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

•	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

•	changes in the rate of growth of the world and various regional economies;

•	risks incident to vessel operation, including discharge of pollutants; and

•	unanticipated changes in laws and regulations.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

8,000,000 Shares

DHT HOLDINGS, INC.

Common Stock

PROSPECTUS SUPPLEMENT

UBS Investment Bank

BofA Merrill Lynch

Citi

Dahlman Rose & Company

                    , 2011